C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

RECEIVED
2009 MAY 20 P 1:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref : BC/GH/CPP/09/030

BY AIRMAIL

12th May, 2009

09046224

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington, DC 20549
United States of America

SUPPL

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b) EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2277 0286 in Hong Kong if you have any questions.

................../2

5/22

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Bessie P S Chan
Company Secretary

Encl

c.c. Ms Joanne Wang - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen / Ms Anna Jia - The Bank of New York, Hong Kong Branch (w/o encl) (via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 12th May, 2009 of
C.P. Pokphand Co. Ltd.

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

Document : Circular regarding major and connected transaction in relation to a loan agreement

Date : 12th May, 2009

Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in C.P. Pokphand Co. Ltd., you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

MAJOR AND CONNECTED TRANSACTION IN RELATION TO A LOAN AGREEMENT

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

KingswayGroup

Kingsway Capital Limited

A letter from the Board is set out on pages 4 to 7 of this circular. A letter from the Independent Board Committee and a letter from the independent financial adviser, Kingsway Capital Limited, containing its advice to the Independent Board Committee and the Independent Shareholders, are set out on page 8 and pages 9 to 14 of this circular respectively.

12 May 2009

CONTENTS

	Page
DEFINITIONS	1
LETTER FROM THE BOARD	
A. INTRODUCTION	4
B. THE LOAN AGREEMENT	5
C. INFORMATION ON THE PARTIES	6
D. REASONS FOR THE LOAN	6
E. FINANCIAL IMPACT OF THE LOAN	6
F. LISTING RULES IMPLICATIONS	6
G. RECOMMENDATION	7
H. ADDITIONAL INFORMATION	7
LETTER FROM THE INDEPENDENT BOARD COMMITTEE	8
LETTER FROM KINGSWAY	9
APPENDIX I : FINANCIAL INFORMATION	15
APPENDIX II : GENERAL INFORMATION	16

In this circular, the following expressions shall have the following meanings unless the context otherwise requires:

"Amendment Agreement"	the amendment agreement dated 30 October 2008, entered into between EKCM in favour of CCFL, guaranteeing all present and future indebtedness of ECI Metro Group to CCFL advanced on or before 1 July 2009 of up to the maximum amount of US$30.55 million
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"CCFL"	卡特彼勒（中國）融資租賃有限公司 (Caterpillar (China) Financial Leasing Co., Ltd.), a company incorporated in the People's Republic of China
"Chearavanont Shareholders"	four members of the Chearavanont family, namely, Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont, Mr. Sumet Jiaravanon and Mr. Dhanin Chearavanont, who, on an aggregate basis, are directly and indirectly interested in approximately 51.43% of the issued share capital of the Company
"Company"	C.P. Pokphand Co. Ltd., a company incorporated in Bermuda whose shares are listed and traded on the Main Board of the Stock Exchange under stock code 43
"CPI Holding"	CPI Holding Co., Ltd., a company incorporated in the British Virgin Islands and wholly-owned by a company which is held as to 51.31% of its issued share capital by the Chearavanont Shareholders
"Directors"	the directors of the Company
"ECI Metro"	ECI Metro Investment Co. Ltd., a company incorporated in the British Virgin Islands, in which the Company holds a 50% indirect equity interest through its wholly-owned subsidiary
"ECI Metro Group"	ECI Metro and its wholly-owned subsidiaries
"EKCM"	Ek Chor China Motorcycle Co. Ltd., a company incorporated in Bermuda and a wholly-owned subsidiary of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Board Committee"	the board committee appointed by the Board, comprising the independent non-executive Directors, to advise the Independent Shareholders in relation to the Loan
"Independent Shareholder(s)"	Shareholders who would not be required to abstain from voting at a general meeting of the Company to approve the Loan Agreement
"Kingsway"	Kingsway Capital Limited, a licensed corporation to carry on Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities as set out in Schedule 5 of the SFO, appointed as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Loan Agreement
"Latest Practicable Date"	7 May 2009, being the latest practicable date prior to the printing of this circular for ascertaining certain information included herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Loan"	the loan in the principal amount of up to US$29,000,000 (or its equivalent in RMB) to be lent or procured by EKCM to ECI Metro under the Loan Agreement
"Loan Agreement"	the loan agreement dated 21 April 2009 entered into between EKCM and ECI Metro in respect of the provision of the Loan
"Metro Tractor"	Metro Tractor Co., Ltd., a company incorporated in Thailand which holds a 50% equity interest in ECI Metro
"PRC"	the People's Republic of China (for the purpose of this circular, excluding Hong Kong, the Macau Special Administrative Region and Taiwan)
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	ordinary shares of US$0.01 each in the share capital of the Company

"Shareholder(s)"	holder(s) of Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"US$"	United States dollars, the lawful currency of United States
"Worth Access"	Worth Access Trading Limited, a company incorporated in the British Virgin Islands and wholly-owned by companies which are held as to 51.31% of their issued share capital by the Chearavanont Shareholders

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

Directors:
Mr. Sumet Jiaravanon
Mr. Dhanin Chearavanont
Mr. Thanakorn Seriburi
Mr. Meth Jiaravanont
Mr. Robert Ping-Hsien Ho
Mr. Soopakij Chearavanont
Mr. Nopadol Chiaravanont
Mr. Chatchaval Jiaravanon
Mr. Benjamin Jiaravanon
Mr. Narong Chearavanont
Mr. Suphachai Chearavanont
Mr. Pang Siu Chik
Mr. Ma Chiu Cheung, Andrew*
Mr. Sombat Deo-isres*
Mr. Sakda Thanitcul*

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal office in Hong Kong:
21st Floor
Far East Finance Centre
16 Harcourt Road
Hong Kong

* *Independent non-executive Directors*

12 May 2009

To the Shareholders

Dear Sirs,

MAJOR AND CONNECTED TRANSACTION IN RELATION TO A LOAN AGREEMENT

A. INTRODUCTION

Reference is made to the announcement of the Company dated 21 April 2009 in relation to the provision of the Loan by EKCM, a wholly-owned subsidiary of the Company, to ECI Metro under the Loan Agreement.

The purpose of this circular is to give Shareholders further information on the terms of the Loan Agreement and to provide Shareholders with such information concerning the Company as is required by the Listing Rules.

B. THE LOAN AGREEMENT

(a) Date

21 April 2009

(b) Parties

Lender: EKCM, a wholly-owned subsidiary of the Company; and

Borrower: ECI Metro, a jointly-controlled entity of the Company, in which EKCM holds an indirect 50% equity interest.

(c) Details of the Loan

Under the Loan Agreement, EKCM will lend, or procure its direct or indirect subsidiaries or a third party to lend, to ECI Metro the principal amount of up to US$29,000,000 (or its equivalent in RMB) in cash, at an interest rate per annum equal to the prime rate of interest published by the People's Bank of China on the drawdown date of the Loan for RMB borrowings of one-year multiplied by 1.15. The interest rate for the Loan was determined after arm's length negotiation between EKCM and ECI Metro with reference to the prevailing interest rates quoted by commercial banks in the PRC. The term of the Loan Agreement is one year commencing from the date of the Loan Agreement. ECI Metro shall pay interest and repay the principal amount drawn upon maturity.

(d) Conditions Precedent

Completion of the Loan Agreement is conditional upon, among other things, full compliance with the applicable requirements of the Listing Rules, including obtaining (where applicable) a waiver from the Stock Exchange to accept a written independent shareholders' approval of the Company in lieu of holding a general meeting to approve the Loan Agreement and the transactions contemplated hereunder and obtaining such written approval.

As at the Latest Practicable Date, the condition precedent set out above has been fulfilled.

(e) Drawdown

The Loan can be drawn down upon receipt of prior written draw down notice of at least five business days immediately following the day upon which all of the conditions for the Loan Agreement shall have been fulfilled, or such later date as the relevant parties may agree in writing.

C. INFORMATION ON THE PARTIES

The Group is principally engaged in the production and sale of chlortetracycline products, the manufacturing and sale of motorcycles, the sale of Caterpillar machinery, and manufacturing and sale of carburetors and automobile accessories through its jointly-controlled entities and property and investment holding.

ECI Metro is a jointly-controlled entity of the Company in which EKCM, a wholly-owned subsidiary of the Company, has a 50% indirect equity interest. ECI Metro is the sole agent of the Caterpillar brand of construction machinery and tools in the western region of the PRC and is principally engaging in the sales, leasing and repair services of Caterpillar construction machinery in the PRC.

D. REASONS FOR THE LOAN

The purpose of the Loan is to finance the purchase of Caterpillar machinery and spare parts and to provide working capital for the ECI Metro Group. The other shareholder of ECI Metro, Metro Tractor, has also agreed to procure a loan of up to US$29,000,000 (or its equivalent in RMB) to ECI Metro for the same purpose.

Given that (i) the Loan will provide support to ECI Metro for its increasing scale of operation and therefore strengthen its revenue stream and profitability and will in turn benefit the Group; and (ii) the other shareholder of ECI Metro has also agreed to procure a similar loan to ECI Metro for the same purpose, the Directors (including the independent non-executive Directors who have taken into account the advice from Kingsway) consider that the provision of the Loan is on normal commercial terms, in the interests of the Company and the Shareholders as a whole and are fair and reasonable.

E. FINANCIAL IMPACT OF THE LOAN

The Directors consider that the Loan will not have any immediate effect on the earnings, assets and liabilities of the Group, except that the cash balances of the Group will be reduced, the receivable from ECI Metro Group will be increased and that the Company expects the Group to earn regular interest income from the provision of the Loan.

F. LISTING RULES IMPLICATIONS

ECI Metro is a jointly-controlled entity of the Company in which EKCM has an indirect 50% equity interest. Since Mr. Chatchaval Jiaravanon, an executive director of the Company, is the son-in-law of Mr. Thongsai Burapachaisri, who holds an approximately 92.4% equity interest in Metro Tractor, which in turn holds the other 50% equity interest in ECI Metro, Mr. Thongsai Burapachaisri and ECI Metro are connected persons of the Company pursuant to Chapter 14A of the Listing Rules. In view of the provision of financial assistance by EKCM to the same party under the Amendment Agreement which was entered into within a 12-month period of the Loan Agreement, the transactions under the Amendment Agreement and the Loan Agreement are required to be aggregated pursuant to Rules 14.22 and 14A.25 of the Listing Rules. As some of the applicable aggregate percentage ratios are more than 25% but less than 100%, the Loan constitutes a major and connected transaction for the Company under the Listing Rules and is subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules.

As to the best knowledge of the Directors, no Shareholder has any material interest in the Loan Agreement, none of the Shareholders would be required to abstain from voting if the Company were to convene a general meeting for approving the transactions contemplated under the Loan Agreement. On 21 April 2009, CPI Holding and Worth Access, each of which is wholly-owned by companies which are held as to 51.31% of their issued share capital by the Chearavanont Shareholders, and which held 1,004,014,695 Shares and 481,250,000 Shares, respectively (representing on an aggregate basis approximately 51.39% of the issued share capital of the Company), gave their written approval of the Loan. In accordance with Rule 14A.43 of the Listing Rules, waiver has been granted with respect to holding a general meeting to approve the Loan Agreement and the written independent shareholders' approval has been accepted by the Stock Exchange.

G. RECOMMENDATION

The Independent Board Committee has been established to consider whether the terms of the Loan Agreement are fair and reasonable so far as the Independent Shareholders are concerned and Kingsway has been appointed to advise the Independent Board Committee and the Independent Shareholders in that connection.

The text of the letter of Kingsway containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 9 to 14 of this circular and the text of the letter from the Independent Board Committee to the Independent Shareholders is set out on page 8 of this circular.

The Independent Board Committee, having taken into account the opinion of Kingsway, considers the terms of the Loan Agreement to be fair and reasonable and are in the interest of the Company and the Shareholders as a whole.

H. ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendices to this circular.

Yours faithfully,
By Order of the Board
Pang Siu Chik
Director

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

12 May 2009

To the Independent Shareholders

Dear Sirs,

MAJOR AND CONNECTED TRANSACTION IN RELATION TO A LOAN AGREEMENT

We refer to the circular dated 12 May 2009 issued to the Shareholders (the "Circular") of which this letter forms part. Capitalized terms used herein shall have the same meanings as defined in the Circular unless the context otherwise requires.

As independent non-executive Directors who are independent of the parties to the Loan Agreement and not having any interest in the transactions contemplated under the Loan Agreement, we have been appointed by the Board to advise you as to whether, in our opinion, the terms of the Loan Agreement are fair and reasonable so far as the Independent Shareholders as a whole are concerned.

Kingsway has been appointed by the Company as the independent financial adviser to advise us regarding the fairness and reasonableness of the terms of the Loan Agreement. Details of its advice, together with the principal factors and reasons taken into consideration in arriving at such opinion, are set out on pages 9 to 14 of the Circular. Your attention is also drawn to the letter from the Board set out on pages 4 to 7 of the Circular and the additional information set out in the appendices to the Circular.

Having taken into account the opinion of and the principal factors and reasons considered by Kingsway as stated in its letter of advice, we consider that the terms of the Loan Agreement are fair and reasonable so far as the Independent Shareholders are concerned and are in the interest of the Company and its Shareholders. Had there been a general meeting convened for this purpose, we would therefore have recommend the Independent Shareholders to vote in favour of the Loan Agreement. As disclosed in the letter from the Board, CPI Holding and Worth Access have provided to the Company their written approval to the Loan and accordingly, no general meeting will be convened for this purpose.

Yours faithfully,
For and on behalf of
the Independent Board Committee

Ma Chiu Cheung, Andrew	**Sombat Deo-isres**	**Sakda Thanitcul**
Independent Non-executive Director	*Independent Non-executive Director*	*Independent Non-executive Director*

The following is the full text of a letter received from Kingsway setting out its advice to the Independent Board Committee and the Independent Shareholders in relation to the Loan Agreement for inclusion in the Circular.

集團 滙富 KingswayGroup
Kingsway Capital Limited

5/F, Hutchison House,
10 Harcourt Road,
Central, Hong Kong
Tel. No.: (852) 2877-1830
Fax. No.: (852) 2283-7722

12 May 2009

To the Independent Board Committee and the Independent Shareholders of
C.P. Pokphand Co. Ltd.

Dear Sirs,

MAJOR AND CONNECTED TRANSACTION IN RELATION TO A LOAN AGREEMENT

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Loan Agreement, details of which are set out in the circular (the "**Circular**") of C.P. Pokphand Co. Ltd. to the Shareholders dated 12 May 2009, of which this letter forms part. Unless otherwise defined, capitalized terms used in this letter shall have the same meanings as defined in the Circular.

Reference is made to the announcement of the Company on 21 April 2009. EKCM, a wholly-owned subsidiary of the Company, has entered into the Loan Agreement with ECI Metro on 21 April 2009 in relation to the provision of the Loan.

In view of the provision of financial assistance by EKCM to ECI Metro under the Amendment Agreement which was entered into within a 12-month period of the Loan Agreement, the transactions under the Amendment Agreement and the Loan Agreement are required to be aggregated pursuant to Rules 14.22 and 14A.25 of the Listing Rules. As some of the applicable aggregate percentage ratios are more than 25% but less than 100%, the Loan constitutes a major and connected transaction for the Company under the Listing Rules and is subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules. As to the best knowledge of the Directors, no Shareholder has any material interest in the Loan Agreement, none of the Shareholders would be required to abstain from voting if the Company were to convene a general meeting for approving the transactions contemplated under the Loan Agreement.

CPI Holding and Worth Access, each of which is wholly-owned by companies which are held as to 51.31% of their issued share capital by the Chearavanont Shareholders, and which hold on an aggregate basis approximately 51.39% of the issued share capital of the Company as at the Latest Practicable Date, have given their written approval of the Loan. Waiver has been granted by the Stock Exchange to the Company regarding the requirement of holding a general meeting to approve the Loan Agreement and to accept the written independent shareholders' approval pursuant to Rule 14A.43 of the Listing Rules.

The Independent Board Committee, comprising Messrs. Ma Chiu Cheung, Andrew, Sombat Deo-isres and Sakda Thanitcul, all being independent non-executive Directors and not having interest in the Loan Agreement, has been established to advise the Independent Shareholders in relation to the Loan Agreement. We have been appointed to advise the Independent Board Committee and the Independent Shareholders in this respect.

BASIS OF OUR OPINION

In formulating our view and recommendation to the Independent Board Committee and the Independent Shareholders, we have relied on the information, opinions and representations contained or referred to in the Circular and provided to us by the Company, the Directors and the management of the Company, which the Directors consider to be complete, accurate and relevant. We have assumed that all the information, opinions and representations contained or referred to in the Circular were true, accurate and complete at the time they were made and continue to be true and accurate as at the date of the Circular. We have also assumed that all the statements of belief, opinion and intention made by the Directors in the Circular were reasonably made after due enquiry. We have no reason to doubt that any relevant information has been withheld, nor are we aware of any fact or circumstance, which would render the information provided and representations and opinions made to us by the Company, the Directors and the management of the Company untrue, inaccurate or misleading. We consider that we have reviewed sufficient information to enable us to reach an informed view. The Directors have confirmed that no material facts or representations have been withheld or omitted from the information provided and referred to in the Circular. We have not, however, carried out any independent verification of the information provided by the Company, the Directors and the management of the Company, nor have we conducted an independent investigation into the business and affairs, financial condition and future prospects of the Group, the ECI Metro Group, Metro Tractor or any of their associates.

PRINCIPAL REASONS AND FACTORS CONSIDERED

In arriving at our recommendation to the Independent Board Committee and the Independent Shareholders in respect of the Loan Agreement, we have considered the following principal reasons and factors:

(1) Background and reasons

The Group is principally engaged in the production and sale of chlortetracycline products, the manufacturing and sale of motorcycles, the sale of Caterpillar machinery, and manufacturing and sale of carburetors and automobile accessories through its jointly-controlled entities and property and investment holding.

As stated in the annual report of the Company for the year ended 31 December 2008 (the "**2008 Annual Report**"), the sale of Caterpillar machinery is conducted through ECI Metro, its jointly-controlled entity. ECI Metro is the sole agent of the Caterpillar brand of construction machinery and tools in western region of the PRC providing sales, leasing and repair services of Caterpillar construction machinery. It recorded a year-on-year growth of 36.1% in the sales of construction machinery to over 1,300 units in 2008, among which the unit sale of excavator products, a major product of ECI Metro, and SEM wheel loaders grew by approximately 17.3% and 2.9 times (or approximately 290%) respectively as compared to 2007. According to the information provided by the Company, the turnover of the ECI Metro Group contributed by sale, leasing or repair services of Caterpillar products grew by 38.5% to approximately RMB1,567.7 million (approximately US$227.1 million) in 2008 from that in 2007.

The ECI Metro Group had 36 stores or agency offices in total which spread across eight provinces and one municipality in western China as at the end of 2008, among which Yunnan and Sichuan are major revenue contributors. Post-earthquake restoration works in Sichuan have driven up substantial demand for construction machinery. Sales revenue in Sichuan and Yunnan recorded an annual growth of 41.7% and 30.7% in 2008 from that in 2007 respectively. In addition, benefiting from the vigorous growth of fixed asset investments, agency sales in other provinces such as Gansu, Shaanxi and Ningxia also reported growth of 93.9%, 33.2% and 89.2%, respectively.

According to the statistics announced by the National Bureau of Statistics of China, total investment in fixed assets for construction in urban areas in the PRC was approximately RMB1.3 billion in 2008, representing an increase of approximately 30.4% from that in 2007. Furthermore, the State Council of the PRC announced a 4-trillion yuan economic stimulus package in November 2008 in accordance with which 1.5 trillion yuan will be spent on urban and rural railway, road, airport grid and 1 trillion yuan will be spent on disaster reconstruction respectively in 2009 and 2010. As advised by the Directors, the directors of ECI Metro believe that those measures would boost the demand of construction machinery and spare parts. The ECI Metro Group has planned to set up over 70 additional stores for distribution and providing maintenance, after-sale and rental services in western China by the end of 2010, resulting in the increase in working capital requirement.

The ECI Metro Group purchases Caterpillar machinery and spare parts for sale and leasing. The Directors advised that such purchase has been financed by debt financing, such as bank loans and the loan offered by CCFL, as well as internal resources of the ECI Metro Group. CCFL is principally engaged in the provision of financing in the PRC in relation to the purchase and/or rental of Caterpillar machinery and tools. Credit line of up to US$61.1 million has been granted by CCFL to the ECI Metro Group against the guarantee provided by EKCM and the other shareholder of ECI Metro in proportion to their respective shareholdings in ECI Metro and approximately 67.3% of which was utilised by the end of March 2009.

According to the Directors, the directors of ECI Metro advised that they currently intend to reduce the utilisation of the credit line granted by CCFL for settling its purchase of Caterpillar machinery and spare parts for sale due to the recent upward adjustment of interest rate by CCFL. Meanwhile, CCFL has indicated to the management of the ECI Metro Group that, due to the tightening credit policy, it might not grant additional credit line to the ECI Metro Group in the foreseeable future. As a result, the Directors consider it necessary for the ECI Metro Group to find new resources to finance its continuing purchase of Caterpillar machinery and spare parts in its daily operation.

Taking into account the operating performance of the ECI Metro Group, the increase in working capital requirement of it in the daily operation and that due to the expected increase in the demand of Caterpillar machinery in light of the expansion plan of the ECI Metro Group and the 4 trillion-yuan economic stimulus package of the State Council, we are of the view that the entering into of the Loan Agreement is in line with the business of the Group.

(2) Loan amount

Under the Loan Agreement, EKCM agreed to provide or procure the Loan of up to US$29 million (or its equivalent in RMB) to ECI Metro for the purpose of financing the purchase of Caterpillar machinery and spare parts and providing working capital for the ECI Metro Group. As stated in the Letter from the Board, the Directors advised that the other shareholder of ECI Metro has also agreed to procure a similar loan of up to the equivalent amount to ECI Metro for the same purpose.

Total purchases of Caterpillar machinery and spare parts for sale and leasing of the ECI Metro Group in 2008 increased by approximately 63.8% from that in 2007, amounting to approximately RMB1,822.9 million (approximately US$264.1 million). Account payables of the Caterpillar machinery and spare parts as at 31 March 2009 was approximately US$56.0 million. Taking into account of (i) the historical purchases and sales of the ECI Metro Group; (ii) the account payables and inventory level of Caterpillar machinery and spare parts up to March 2009; (iii) the orders indicated by customers or agency of the ECI Metro Group; and (iv) the expected increase in demand of those machinery and spare parts in the foreseeable future, the management of the ECI Metro Group estimated that the total purchases in 2009 would be approximately RMB790.8 million (approximately US$114.6 million). And the Directors advised that, according to the directors of ECI Metro, the ECI Metro Group currently intend to finance those account payables or purchases in the coming months partially by debt financing, including the Loan.

Taking into account of the factors above, we concur with the Directors' view and consider that the amount of the Loan is reasonable.

(3) Principal terms

Pursuant to the Loan Agreement, EKCM will lend, or procure its direct or indirect subsidiaries or a third party to lend, to ECI Metro the principal amount of up to US$29 million (or its equivalent in RMB) in cash, at an interest rate per annum ("**Interest Rate**") equal to the prime rate of interest published by the People's Bank of China for RMB borrowings of one-year on the date on which the Loan is drawn down multiplied by 1.15 (the "**Rate**"). The Interest Rate was determined after arm's length negotiation between EKCM and ECI Metro with reference to the prevailing interest rates quoted by commercial banks in the PRC. According to the website of the People's Bank of China and certain commercial banks in the PRC, the prevailing interest rates for one-year RMB borrowings quoted by them are the same, amounting to 5.31% per annum.

Interest under the Loan Agreement shall be computed on the basis of 360-day year. Save for the interest payables with the principal amount of the Loan upon maturity of the Loan, interest on the amount of the Loan drawn during the first nine months from the date of the Loan Agreement shall be quarterly payable, while that on the amount of the Loan drawn after such nine-month period shall be monthly payable. The term of the Loan Agreement is one year commencing from the date of the Loan Agreement or such shorter period which terminates on the date on which the Loan and any accrued interest thereon are fully paid.

The Group has procured one of its jointly controlled entities to provide a loan of up to approximately US$22.7 million to the ECI Metro Group, which is secured by a guarantee provided by the Group, at an interest rate per annum equal to the prime rate of interest published by the People's Bank of China for RMB borrowings of one-year multiplied by a rate which is lower than the Rate. Difference between the amount of interest payables under the Loan Agreement, which is computed based on the Rate, and that payables to the aforesaid jointly controlled entity, will be paid to EKCM.

Balance of the Loan of up to approximately US$6.3 million is expected to be financed by internal resources of the Group. The Directors advise that the prevailing interest rate per annum on US$ fixed deposit offered by the principal bankers of the Group is lower than the Interest Rate. Hence, the Directors consider it more favourable to the Group to lend the aforesaid amount of cash to ECI Metro by comparing the interest income receivable from ECI Metro and that from US$ fixed deposit at banks.

The Directors advise that, as at the Latest Practicable Date, ECI Metro has not yet finalised the terms of the agreement in respect of the loan of the equivalent amount agreed to be procured by the other shareholder of ECI Metro. However, the Directors are advised by the directors of ECI Metro that they would procure such loan on terms similar with that under the Loan Agreement.

Taking into account of the above, we consider that the terms of the Loan Agreement are fair and reasonable and in the interest of the Company and the Shareholders as a whole.

(4) Financial effects of the Loan Agreement

Set out below are the possible financial effects on the Group resulting from the entering into of the Loan Agreement as expected by the Directors:

(a) Gearing

EKCM has procured a jointly-controlled entity of the Group to lend up to approximately US$22.7 million to ECI Metro while the balance of the Loan amounting to approximately US$6.3 million will be financed by the internal resources of the Group. Hence, the Directors do not expect any immediate material effect on the gearing ratio (being total borrowings to total equity) of the Group resulting from the provision of the Loan.

(b) Working Capital

As at 31 December 2008, the Group's cash and cash equivalents was approximately US$12.5 million. The cash position of the Group would be reduced by the amount of the Loan drawn from the internal resources of the Group, which is currently expected to be up to approximately US$6.3 million which will be partly offset by the interest receivable from ECI Metro, until full repayment of such amount of the Loan by ECI Metro.

(c) Net asset value

The Directors do not expect any immediate material effect of the Loan Agreement on the net asset value of the Group.

(d) Earnings

The Directors expect that the earnings of the Group will be increased by the amount of interest receivable from ECI Metro.

Taking into account (i) that no immediate material effect on the gearing ratio and net asset value is expected while the earnings of the Group will be increased by the amount of interest receivable from ECI Metro; (ii) the working capital requirement of the ECI Metro Group; and (iii) the prospects of the construction machinery business in China, the Directors consider that the reduction in cash position of the Group until full repayment of the Loan by ECI Metro is acceptable.

RECOMMENDATION

Having considered the above principal factors and reasons, we are of the view that the entering into of the Loan Agreement are on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Yours faithfully,
For and on behalf of
Kingsway Capital Limited
Chu Tat Hoi
Executive Director

1. INDEBTEDNESS

As at 31 March 2009 being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had outstanding unsecured borrowings of approximately US$15,412,000.

As at 31 March 2009, the Group issued guarantees of approximately US$30,550,000 for credit line granted to jointly-controlled entities.

Save as aforesaid or as otherwise mentioned herein and apart from intra-group liabilities and normal accounts payable and bills payables in the ordinary course of business, the Group did not have any outstanding mortgages, charges, debentures, loan capital and overdrafts or other similar indebtedness, finance leases or hire purchase commitments, liabilities under acceptance of acceptance credits or any guarantees of other material contingent liabilities as at the close of business on 31 March 2009.

2. WORKING CAPITAL

The Directors are of the opinion that, after taking into account the financial resources available to the Group and its internal generated funds, the Group has sufficient working capital to satisfy its requirements for at least the next twelve months from the date of this circular.

3. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Board confirmed that there was no material adverse change in the financial or trading position or outlook of the Group since 31 December 2008, the date to which the latest published audited consolidated financial statements of the Group were made up.

4. FINANCIAL AND TRADING PROSPECTS OF THE GROUP

Market conditions in 2009 will likely continue to be challenging. The Group will continue to invest resources in research and development to enhance its chlortetracycline and motorcycle products; to identify potential markets to be developed; and at the same time, to make a concerted effort to control costs and improve its production management so as to achieve higher production efficiency. To accommodate a series of policies for domestic expansion initiated by the PRC Government, such as the "Appliance Subsidy Scheme" and purchase tax reduction on small cars, the Group is strengthening its sales force to further augment its sales in the domestic market. With raw material prices and RMB exchange rate returning to stable levels, and ongoing national policies spurring the domestic and export businesses, the Group is keeping abreast with all the latest developments, staying vigilant and working flexibly with its business partners to deliver the very best products and services.

The Company believes that, the measures included in the 4,000 billion yuan economic stimulus plan announced by the State Council in November 2008, which involve speeding up construction of major infrastructures such as railways, highways and airports, and hastening the post-Sichuan earthquake restoration works, will create many business opportunities to ECI Metro Group and therefore, favorable profits are expected to be realized in 2009 and in the years to come.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES OR DEBENTURES

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in Shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which he is taken or deemed to have under such provisions of the SFO), recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Directors' interests in share options granted by the Company

Pursuant to a share option scheme adopted by the Company on 26 November 2002 (the "Scheme"), certain Directors were granted share options. As at the Latest Practicable Date, the interests of the Directors in options to subscribe for Shares under the Scheme were as follows:

Name of Directors	Date of grant	Number of Shares issuable upon exercise of options held as at Latest Practicable Date	Price per Share to be paid on exercise of options *(HK$)*	Approximate percentage of issued share capital of the Company *(%)*
Mr. Sumet Jiaravanon	26 February 2003	12,800,000	0.3900	0.4429
	3 May 2004	12,800,000	0.3900	0.4429
	19 May 2005	12,000,000	0.3540	0.4153
Mr. Dhanin Chearavanont	26 February 2003	12,800,000	0.3900	0.4429
	3 May 2004	12,800,000	0.3900	0.4429
	19 May 2005	12,000,000	0.3540	0.4153
Mr. Thanakorn Seriburi	26 February 2003	21,584,807	0.3900	0.7469
	3 May 2004	20,000,000	0.3900	0.6921
	19 May 2005	21,000,000	0.3540	0.7267

Name of Directors	Date of grant	Number of Shares issuable upon exercise of options held as at Latest Practicable Date	Price per Share to be paid on exercise of options	Approximate percentage of issued share capital of the Company
			(HK$)	*(%)*
Mr. Meth Jiaravanont	19 May 2005	21,000,000	0.3540	0.7267
Mr. Robert Ping-Hsien Ho	26 February 2003	21,584,807	0.3900	0.7469
	3 May 2004	20,000,000	0.3900	0.6921
	19 May 2005	21,000,000	0.3540	0.7267

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executive of the Company had any interest or short position in Shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which he is taken or deemed to have under such provisions of the SFO), recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

3. SUBSTANTIAL SHAREHOLDERS AND PERSONS WHO HAVE AN INTEREST OR SHORT POSITION WHICH IS DISCLOSEABLE UNDER THE SFO

As at the Latest Practicable Date, the following persons (other than a Director or chief executive of the Company) had the following interests or short positions in Shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

Name of Shareholder	Capacity/Nature of interest	*Notes*	Number of Shares	Approximate percentage of issued share capital of the Company
			Note 1	*(%)*
CPI Holding	Beneficial owner	2	1,004,014,695 (L)	34.74
C.P. Intertrade Co., Ltd.	Interest of a controlled corporation	2	1,004,014,695 (L)	34.74

Name of Shareholder	Capacity/Nature of interest	*Notes*	Number of Shares *Note 1*	Approximate percentage of issued share capital of the Company *(%)*
Worth Access	Beneficial owner	3	481,250,000 (L)	16.65
Charoen Pokphand Holding Company Limited	Interest of a controlled corporation	3	481,250,000 (L)	16.65
Charoen Pokphand Group Company Limited	Interest of a controlled corporation	3	481,250,000 (L)	16.65

Notes:

1. The letter "L" denotes a long position.

2. CPI Holding beneficially owned 1,004,014,695 Shares. C.P. Intertrade Co., Ltd. had declared an interest in these shares by virtue of its shareholding in CPI Holding.

3. Worth Access beneficially owned 481,250,000 Shares. Charoen Pokphand Holding Company Limited had declared an interest in these Shares by virtue of its shareholding in Worth Access whilst Charoen Pokphand Group Company Limited had also declared an interest in such number of Shares by virtue of its shareholding in Charoen Pokphand Holding Company Limited.

Save as disclosed above, so far as is known to the Directors, as at the Latest Practicable Date, no person (not being a Director or chief executive of the Company) had an interest or a short position in Shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

4. COMPETING INTERESTS

As at the Latest Practicable Date, the Directors were not aware that any of the Directors has interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group which falls to be disclosed under the Listing Rules.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or proposed Directors has entered into any existing or proposed service contracts with the Company or any other member of the Group save for those expiring or determinable by the relevant employer within one year without payment of compensation (other than statutory compensation).

6. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against the Company or any of its subsidiaries.

7. INTERESTS IN ASSETS

So far as the Directors are aware, as at the Latest Practicable Date, none of the Directors or the expert referred to in paragraph 9 "Qualification and Consent of Expert" below has any direct or indirect interest in any assets of material importance to the Company which have been acquired or disposed of by or leased to or which are proposed to be acquired or disposed of by or leased to any member of the Group since 31 December 2008, the date of which the latest published audited consolidated financial statements of the Group were made up.

None of the Directors is materially interested in any contract or arrangement subsisting at the date of this circular which is significant in relation to the business of the Group taken as a whole.

8. MATERIAL CONTRACTS

Save as disclosed below, there are no material contracts (other than contracts entered into in the ordinary course of business) which have been entered into by the Company or its subsidiaries in the two years immediately preceding the date of this circular and which are or may be material:

(a) the guaranty dated as of 4 July 2007 entered into by EKCM in favour of CCFL, guaranteeing all present and future indebtedness of ECI Metro Group to CCFL advanced on or before 1 July 2009 of up to the maximum amount of US$19 million;

(b) the joint venture agreement dated 3 December 2007 entered into between 正大(中國)投資有限公司 (Chia Tai (China) Investment Co., Ltd.) ("CT Investment") and 成都中際投資有限公司 (Chengdu Zhong Ji Investment Company Limited) ("Chengdu Zhong Ji") for the establishment of 樂山正大農業科技有限公司 (Leshan Chia Tai Agriculture Technological Co., Ltd.) owned as to 80% and 20% by CT Investment and Chengdu Zhong Ji respectively with the total investment of RMB28 million and registered capital of RMB20 million. CT Investment ceased to be a subsidiary of the Company during the financial year ended 31 December 2008;

(c) the equity transfer contract entered into between the Company and Chia Tai Biotech Company Limited dated 20 December 2007 relating to the disposal by the Company to Chia Tai Biotech Company Limited of 60% equity interest in 江蘇正大種子有限公司 (Jiangsu Chia Tai Seeds Co., Ltd.) at a consideration of US$369,484;

(d) the disposal agreement dated 18 April 2008 entered into between CP China Investment Limited and the Company relating to the disposal by the Company of (i) the entire issued share capital of Chia Tai (China) Agro-Industrial Ltd ("CT Agro"), Wide Master Investment Limited and C.T. Progressive (Investment) Ltd. and the entire equity interest in CT Investment; and (ii) the entire interest in the aggregate amount advanced by the Company to CT Agro, at the consideration of US$102,800,000;

(e) the Amendment Agreement; and

(f) the Loan Agreement.

9. QUALIFICATION AND CONSENT OF EXPERT

The following is the qualification of the expert who has given its letter for the inclusion in this circular:

Name	Qualification	Nature of opinion or advice	Date of opinion
Kingsway	A licensed corporation to carry on Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities (as defined under Schedule 5 of the SFO)	Letter to the Independent Board Committee and the Independent Shareholders	12 May 2009

Kingsway has given and have not withdrawn their written consent to the issue of this circular with the inclusion of their letter and reference to their name in the form and context in which it appears.

As at the Latest Practicable Date, Kingsway did not have any shareholding in the Company or any other member of the Group or the right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in the Company or any other member of the Group.

10. MISCELLANEOUS

(a) The Company's registered office is at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda and its principal place of business is at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong.

(b) The Hong Kong branch share registrar of the Company is Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(c) The qualified accountant of the Company is Ms. Wong Pui Shan, who is an associate member of the Hong Kong Institute of Certified Public Accountants, the Institute of Chartered Accountants in England and Wales and a fellow member of the Association of Chartered Certified Accountants.

(d) The secretary of the Company is Ms. Chan Pui Shan, Bessie. She is an associate member of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

(e) The English text of this circular shall prevail over Chinese text in the case of any inconsistency.

11. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the Company's principal place of business in Hong Kong at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong up to and including 29 May 2009:

(a) the memorandum of association and bye-laws of the Company;

(b) the letter from Independent Board Committee, the text of which is set out on page 8 of this circular;

(c) the letter from Kingsway, the text of which is set out on pages 9 to 14 of this circular;

(d) the written consent from Kingsway referred to in paragraph headed "Qualification and Consent of Expert" in this appendix;

(e) the annual reports of the Company for each of the two years ended 31 December 2008; and

(f) the material contracts referred to the paragraph headed "Material Contracts" in this appendix.

此乃要件　請即處理

閣下如對本通函之任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將所有名下之卜蜂國際有限公司證券**出售或轉讓**，應立即將本通函及隨附之代表委任表格送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

(股份編號：43)

有關一份貸款協議之主要及關連交易

獨立董事委員會及獨立股東之獨立財務顧問

匯富集團 KingswayGroup

匯富融資有限公司

董事會函件載於本通函第4至7頁。獨立董事委員會函件及獨立財務顧問匯富融資有限公司函件(載有其對獨立董事委員會及獨立股東所作出之意見)分別載於本通函第8頁及第9至14頁。

二零零九年五月十二日

目　錄

頁次

釋義 1

董事會函件

A.　緒言 4
B.　貸款協議 5
C.　訂約方之資料 6
D.　該貸款之原因 6
E.　該貸款之財務影響 6
F.　上市規則之涵義 6
G.　推薦意見 7
H.　附加資料 7

獨立董事委員會函件 8

滙富函件 9

附錄一：財務資料 15

附錄二：一般資料 16

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「修訂協議」	指	日期為二零零八年十月三十日EKCM簽訂之修訂協議，以就ECI Metro集團於二零零九年七月一日或之前欠付卡特融資之當時及將來之負債向卡特融資作出最高上限至30,550,000美元之擔保
「聯繫人士」	指	具有上市規則所賦予之涵義
「董事會」	指	董事會
「卡特融資」	指	卡特彼勒(中國)融資租賃有限公司，一家於中華人民共和國成立之公司
「謝氏家族股東」	指	謝氏家族之四位成員，即謝正民先生、謝大民先生、謝中民先生及謝國民先生，彼等合共直接及間接擁有約51.43%本公司之已發行股本
「本公司」	指	卜蜂國際有限公司，一家於百慕達註冊成立之公司，其股份於聯交所主板上市(股份編號：43)
「CPI Holding」	指	CPI Holding Co., Ltd.，一家於英屬維爾京群島註冊成立之公司，並由謝氏家族股東持有51.31%已發行股本之一家公司全資擁有
「董事」	指	本公司之董事
「ECI Metro」	指	ECI Metro Investment Co. Ltd.(易初明通投資有限公司)，一家於英屬維爾京群島註冊成立之公司，並由本公司透過其全資附屬公司間接持有其50%股本權益
「ECI Metro集團」	指	ECI Metro及其全資附屬公司
「EKCM」	指	Ek Chor China Motorcycle Co. Ltd.，一家於百慕達註冊成立之公司，並為本公司之全資附屬公司
「本集團」	指	本公司及其附屬公司
「港元」	指	港元，香港之法定貨幣

「香港」	指	中華人民共和國香港特別行政區
「獨立董事委員會」	指	董事會所委任由獨立非執行董事組成以就該貸款向獨立股東提供意見之董事委員會
「獨立股東」	指	無須於本公司股東大會就批准貸款協議而放棄投票之股東
「滙富」	指	滙富融資有限公司，一間從事證券條例附表5所載之第1類（證券交易）及第6類（就機構融資提供意見）受規管活動之持牌法團，獲委聘為獨立董事委員會及獨立股東有關貸款協議之獨立財務顧問
「最後實際可行日期」	指	二零零九年五月七日，即本通函付印前就確定本通函所載若干資料而言之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「該貸款」	指	根據貸款協議由EKCM借予或由其促使借予ECI Metro最高達29,000,000美元（或等值人民幣）之貸款
「貸款協議」	指	於二零零九年四月二十一日，EKCM與ECI Metro簽訂有關提供該貸款之貸款協議
「Metro Tractor」	指	Metro Tractor Co., Ltd.，一家於泰國註冊成立之公司並持有ECI Metro之50%股本權益
「中國」	指	中華人民共和國（惟在本通函並不包括香港、澳門特別行政區及台灣）
「人民幣」	指	人民幣，中國之法定貨幣
「證券條例」	指	證券及期貨條例（香港法例第571章）
「股份」	指	本公司股本中每股面值0.01美元之普通股

「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「美元」	指	美元，美國法定貨幣
「Worth Access」	指	Worth Access Trading Limited，一家於英屬維爾京群島註冊成立之公司，並由謝氏家族股東持有51.31%已發行股本之公司全資擁有

卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

(股份編號：43)

董事：
謝中民先生
謝國民先生
李紹祝先生
謝克俊先生
何平僊先生
謝吉人先生
謝杰人先生
謝　展先生
謝仁基先生
謝漢人先生
謝鎔仁先生
彭小績先生
馬照祥先生*
Sombat Deo-isres先生*
Sakda Thanitcul先生*

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要辦事處：
香港
夏愨道16號
遠東金融中心
21樓

* *獨立非執行董事*

敬啟者：

有關一份貸款協議之主要及關連交易

A. 緒言

茲參照本公司日期為二零零九年四月二十一日有關根據貸款協議EKCM (一家本公司之全資附屬公司) 向ECI Metro提供該貸款之公佈。

本通函旨在向股東提供貸款協議條款之進一步資料及上市規則規定下本公司之資料。

B. 貸款協議

(a) 日期

二零零九年四月二十一日

(b) 訂約方

貸方： EKCM（一家本公司之全資附屬公司）；及

借方： ECI Metro（一家本公司之共同控制企業，由EKCM間接持有其50%股本權益）。

(c) 該貸款之詳情

根據貸款協議，EKCM將或促使其直接或間接附屬公司或第三方，以相等於該貸款支取日之中國人民銀行公佈之人民幣一年期貸款基準利率乘以1.15之年利率向ECI Metro提供最高達29,000,000美元（或等值人民幣）之現金貸款。該貸款之利率乃由EKCM及ECI Metro參照中國的商業銀行所報之現行利率及經公平磋商後而釐定。貸款協議年期為一年，由貸款協議訂立日開始。ECI Metro於到期日須支付利息及償還本金。

(d) 先決條件

貸款協議之完成須待（其中包括）全面遵守上市規則之相關規定，包括取得（如適用）聯交所之豁免以接受本公司獨立股東的書面批准代替舉行股東大會以批准貸款協議及其項下交易，以及取得該書面批准。

於最後實際可行日期，上述先決條件已獲履行。

(e) 支取

該貸款可於收到事先書面支取通知後不少於緊接貸款協議項下之全部條件獲履行後五個營業日後被支取，或相關訂約方以書面同意之其他較後日期。

C. 訂約方之資料

本集團主要從事生產及銷售金霉素產品、通過共同控制企業產銷摩托車、代理卡特彼勒機械及產銷化油器及汽車零部件，以及物業與投資控股。

ECI Metro乃本公司全資附屬公司EKCM間接持有其50%股本權益之一家共同控制企業。ECI Metro為「卡特彼勒」品牌工程機械及器具於中國西部之獨家代理，主要提供於中國之卡特彼勒工程機械銷售、租賃及維修服務。

D. 該貸款之原因

該貸款之目的為支援ECI Metro集團購買卡特彼勒機械及零部件以及提供營運資本。Metro Tractor（ECI Metro之另一股東）亦已同意促使就相同目的向ECI Metro提供最高達29,000,000美元（或等值人民幣）之貸款。

考慮到(i)該貸款將支援ECI Metro增加營運規模，加強收益流及盈利能力從而使本集團有所得益；及(ii)ECI Metro之另一股東亦已同意就相同目的促使向ECI Metro提供類同的貸款。董事（包括獨立非執行董事，彼等之意見已於考慮滙富之意見後提出）認為該貸款乃以正常商業條款提供，對本公司及股東整體而言有利及屬公平及合理。

E. 該貸款之財務影響

董事認為，除本集團之現金結餘將會減少、ECI Metro集團之應收款項將會增加，以及本公司預期本集團將可從提供該貸款而獲取定期利息收入外，該貸款對本集團之盈利、資產及負債將無任何即時影響。

F. 上市規則之涵義

ECI Metro（由EKCM間接擁有其50%股本權益）乃本公司之共同控制企業。由於謝展先生（本公司之執行董事）為楊通先先生之女婿，而楊通先先生通過持有Metro Tractor約92.4%股本權益而持有ECI Metro另外50%股本權益，因此根據上市規則第十四A章，楊通先先生與ECI Metro為本公司之關連人士。由於EKCM向修訂協議（與貸款協議在同一個十二個月期內進行）項下的同一交易方提供財務資助，根據上市規則第14.22條及14A.25條，修訂協議及貸款協議項下的交易須合併計算。由於若干適用之合計百分比率為25%以上但低於100%，因此根據上市規則，該貸款構成本公司一項主要及關連交易並須遵守上市規則有關申報、公告及獨立股東批准之規定。

就董事所深知，由於概無股東於貸款協議中擁有任何重大權益，故無股東須在本公司為批准貸款協議項下之交易而召開股東大會之情況下放棄投票。CPI Holding及Worth Access（彼等均各由謝氏家族股東持有51.31%已發行股本之公司全資擁有；並分別持有1,004,014,695股及481,250,000股股份（合共持有本公司之已發行股本約51.39%））已於二零零九年四月二十一日發出彼等就該貸款之書面批准。聯交所已根據上市規則第14A.43條豁免舉行股東大會以批准貸款協議及接納獨立股東之書面批准。

G. 推薦意見

獨立董事委員會已成立，以考慮就貸款協議之條款對獨立股東而言是否公平合理，而滙富已獲委聘向獨立董事委員會及獨立股東就此提供意見。

滙富向獨立董事委員會及獨立股東提供意見之函件全文載列於本通函第9至14頁，而獨立董事委員會致獨立股東之函件全文載列於第8頁。

獨立董事委員會經考慮滙富之意見後，認為貸款協議之條款乃公平及合理及對本公司及股東整體而言有利。

H. 附加資料

敬希亦垂注載列於本通函各附錄所載之附加資料。

此致

列位股東 台照

承董事會命
董事
彭小績
謹啟

二零零九年五月十二日

卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

(股份編號：43)

敬啟者：

有關一份貸款協議之主要及關連交易

吾等參照二零零九年五月十二日刊發予股東之通函(「通函」)，本函件亦為通函之一部份。除文意另有所指，本函件用語之涵義與通函所定義者相同。

作為獨立於貸款協議各訂約方及概無於貸款協議項下交易擁有任何利益之獨立非執行董事，吾等獲董事會委任按吾等所認為貸款協議之條款對獨立股東整體而言是否公平合理向　閣下提供意見。

滙富已獲本公司委任為獨立財務顧問，就貸款協議條款之公平性及合理性向吾等提供意見。意見詳情、達致該等意見時所考慮之主要因素及理由載列於通函第9至14頁。敬請　閣下亦垂注載列於通函第4至7頁之董事會函件及載列於通函附錄內之附加資料。

經考慮滙富於其意見函件內之意見、所考慮之主要因素及理由後，吾等認為貸款協議之條款就獨立股東而言乃屬公平合理，並符合本公司及其股東之整體利益。若就此目的舉行股東大會，吾等亦將因此建議獨立股東就貸款協議之決議案投票贊成。承如於董事會函件中披露，CPI Holding及Worth Access已向本公司提供彼等就該貸款之書面批准及據此，將不會就此目的召開股東大會。

此致

列位獨立股東　台照

代表獨立董事委員會

獨立非執行董事	*獨立非執行董事*	*獨立非執行董事*
馬照祥	**Sombat Deo-isres**	**Sakda Thanitcul**
謹啟	謹啟	謹啟

二零零九年五月十二日

下文乃滙富致獨立董事委員會及獨立股東就貸款協議提供意見之函件全文，僅供載入本通函內。

集團 滙富 KingswayGroup
滙富融資有限公司

香港中環
夏慤道10號
和記大廈5樓
電話：(852) 2877-1830
傳真：(852) 2283-7722

敬啟者：

有關一份貸款協議之主要及關連交易

緒言

吾等獲委聘為獨立財務顧問向獨立董事委員會及獨立股東就貸款協議提供意見，有關詳情載列於卜蜂國際有限公司二零零九年五月十二日致股東之通函(「**通函**」)，本函件亦為通函之一部分。除文義另有所指，本函件用語之涵義與通函所界定者相同。

茲提述　貴公司於二零零九年四月二十一日之公佈。於二零零九年四月二十一日，EKCM(一家　貴公司之全資附屬公司)與ECI Metro簽訂一份有關提供該貸款之貸款協議。

由於EKCM按與貸款協議在同一個十二個月期內簽訂之修訂協議向ECI Metro提供財務資助，根據上市規則第14.22條及14A.25條，修訂協議及貸款協議項下的交易須合併計算。由於若干適用之合計百分比率為25%以上但低於100%，因此根據上市規則，該貸款構成　貴公司之一項主要及關連交易並須遵守上市規則有關通知、公告及獨立股東批准之規定。由於就董事所深知，概無股東於貸款協議中擁有任何重大權益，故無股東須在　貴公司為批准貸款協議項下之交易而召開股東大會之情況下放棄投票。

CPI Holding及Worth Access（彼等均各由謝氏家族股東持有51.31%已發行股本之公司全資擁有；以及截至最後實際可行日期，彼等合共持有　貴公司之已發行股本約51.39%）已發出彼等就該貸款之書面批准。聯交所已根據上市規則第14A.43條豁免　貴公司遵從舉行股東大會以批准貸款協議之規定及接納獨立股東書面批准。

貴公司已成立由獨立非執行董事馬照祥先生、Sombat Deo-isres先生及Sakda Thanitcul先生（彼等於貸款協議中概無擁有權益）組成之獨立董事委員會，以就貸款協議向獨立股東提供意見。吾等已獲委聘就此向獨立董事委員會及獨立股東提供意見。

吾等意見之基準

在吾等達致吾等對獨立董事委員會及獨立股東之意見及建議時，吾等依賴於本通函內所載或參照　貴公司、董事及　貴公司管理層向吾等提供董事認為完整、準確及相關之資料、意見及陳述。吾等假定於本通函內所載或參照之資料、意見及陳述於彼等作出時乃真實、準確及完整且於通函日期仍為真實及準確。吾等亦假定董事於通函內就所相信、意見及意向而作出之所有聲明乃經審慎查詢後合理作出。吾等概無理由懷疑任何相關之資料被隱瞞及吾等並不知情任何事實或情況而導致　貴公司、貴公司董事及管理層向吾等提供之資料及陳述及意見不真實、不正確或有所誤導。吾等認為，吾等已審閱足夠之資料以令吾等達致知情之意見。董事已確認通函內所提供及提述之資料並無隱瞞或遺漏重大事實或陳述。然而，吾等對　貴公司、貴公司董事及管理層所提供之資料並無進行任何獨立核實，亦無對　貴集團、ECI Metro集團、Metro Tractor或彼等任何聯營公司之業務及狀況、財務狀況及未來展望進行任何獨立調查。

所考慮之主要理由及因素

在達致吾等就貸款協議致獨立董事委員會及獨立股東之推薦意見時，吾等已考慮下列主要理由及因素：

(1) 背景及原因

貴集團主要從事生產及銷售金霉素產品、通過共同控制企業產銷摩托車、代理卡特彼勒機械及產銷化油器及汽車零部件，以及物業與投資控股。

誠如　貴公司截至二零零八年十二月三十一日止之年報(「**二零零八年年報**」)所載列，卡特彼勒機械之銷售乃經由ECI Metro(一家　貴公司之共同控制企業)進行。ECI Metro為「卡特彼勒」品牌工程機械及器具於中國西部之獨家代理，提供卡特彼勒工程機械銷售、租賃及維修服務。於二零零八年共售出超過1,300台工程機械，按年增長36.1%，其中挖掘機(ECI Metro之主要產品)及山工裝載機之銷量較二零零七年分別增長約17.3%及2.9倍(或約290%)。根據　貴公司提供之資料，ECI Metro集團於二零零八年就出售、租賃或維修卡特彼勒產品之營業額較二零零七年增長38.5%至約人民幣1,567,700,000元(約227,100,000美元)。

於二零零八年年底，ECI Metro集團共有36所零售店或代理辦事處，遍佈中國西部八省一市，當中以雲南及四川乃收入主要來源地。地震後於四川之重建工作令當地對工程機械需求大幅增加。二零零八年於四川及雲南之銷售收入分別較二零零七年增長41.7%及30.7%。此外，其他代理地區如甘肅、陝西及寧夏的銷售收入增長分別達93.9%、33.2%及89.2%，主要受惠於固定資產投資的強勁增長。

根據中國國家統計局之數據，於二零零八年用於中國城鎮建築業之固定資產投資總額約人民幣13億元，即較二零零七年增加約30.4%。此外，中國國務院於二零零八年十一月宣佈人民幣40,000億元的刺激經濟方案，當中人民幣15,000億元將於二零零九年及二零一零年用於城市及鄉村鐵路、道路、機場電網及人民幣10,000億元將用於災後重建。就董事告知，ECI Metro董事相信該等措施將令工程機械及零部件之需求增加。ECI Metro集團已計劃於二零一零年底前於中國西部額外成立超過70所零售店以供分銷及提供維修、售後及租賃服務，因而增加營運資本需求。

ECI Metro集團購買卡特彼勒機械及零部件作銷售及租賃用途。就董事告知，採購乃以舉債融資(如銀行貸款及卡特融資提供之貸款)及以ECI Metro集團內部之資源所支付。卡特融資主要於中國從事提供有關購買及／或出租卡特彼勒機械及器具之融資。就EKCM及ECI Metro之另一股東按彼等於ECI Metro之股權比例所提供之擔保，卡特融資已向ECI Metro集團授予最高達61,100,000美元之信用額。於二零零九年三月底，約67.3%之信用額已耗用。

根據董事所述，ECI Metro之董事告知由於近期卡特融資調高利率，因此，彼等現有意減少使用卡特融資授予之信用額。同時，由於收緊信貸政策，卡特融資向ECI Metro集團之管理層表示彼等於可望之將來將不會授予ECI Metro集團額外信貸額。因此，董事認為ECI Metro集團需尋找新資源以持續採購卡特彼勒機械及零部件作日常營運之用。

經考慮到ECI Metro集團之營運表現、預期ECI Metro集團之擴充計劃及國務院的人民幣40,000億元經濟刺激方案將帶動卡特彼勒機械需求增長，因而增加日常營運之流動資金需求，吾等認為簽訂借貸協議乃與集團業務一致。

(2) 貸款額

根據貸款協議，EKCM同意提供或促使達29,000,000美元(或等值人民幣)之貸款予ECI Metro以支持ECI Metro集團購買卡特彼勒機械及零部件及提供營運資本。誠如董事會函件所述，董事告知ECI Metro之另一股東亦已同意促使相同金額之貸款予ECI Metro以供相同之目的。

於二零零八年，ECI Metro集團購買卡特彼勒機械及零部件用作銷售及租賃之總額為約人民幣1,822,900,000元(約264,100,000美元)，較二零零七年增加約63.8%。截至二零零九年三月三十一日止，卡特彼勒機械及零部件之應付賬項約56,000,000美元。經考慮到(i)ECI Metro集團的歷史採購及銷售額；(ii)卡特彼勒機械及零部件截至二零零九年三月之應付賬項及存貨量；(iii)ECI Metro集團顧客或代理之定單指示；及(iv)於可望將來，預期對機械及零部件需求之增加，ECI Metro集團管理層預計於二零零九年之總採購額約為人民幣790,800,000元(約114,600,000美元)。董事亦告知，根據ECI Metro董事所述，ECI Metro集團目前擬於未來數月舉債融資(包括該貸款)以支付部份應付賬項或採購。

經考慮上述理由後，吾等同意董事之意見及認為該貸款之金額乃屬合理。

(3) 主要條款

根據貸款協議，EKCM將以或將促使其直接或間接附屬公司或第三方，以相等於該貸款支取日之中國人民銀行公佈之人民幣一年期貸款基準利率乘以1.15(「**該比率**」)之年利率(「**該利率**」)向ECI Metro提供最高達29,000,000美元(或等值人民幣)之現金貸款。該利率乃由EKCM及ECI Metro參照中國的商業銀行所報之現行利率及公平磋商後釐定。根據中國人民銀行及若干於中國的商業銀行之網站，彼等所報之一年期人民幣現行貸款利率相同，為每年5.31%。

根據貸款協議，利息乃按一年360日計算。除了於貸款到期時貸款本金之應付利息外，於貸款協議首九個月內支取的貸款之利息乃每季償還，而於該九個月後支取的貸款之利息則每月償還。貸款協議自貸款協議日起為期一年，或於該貸款及相關利息全數償還後提前終止。

貴集團已促使其一間共同控制企業以相等於中國人民銀行公佈之人民幣一年期貸款基準利率乘以一個低於該比率之年利率提供高達約22,700,000美元之貸款予ECI Metro集團（貸款已由　貴集團作出擔保）。根據貸款協議之應付利息金額（以該比率計算）及付予上述共同控制企業之利息金額之差額將付予EKCM。

剩餘之貸款額約6,300,000美元預期將以　貴集團內部資源支付。董事告知，　貴集團之主要銀行提供之現行美元定期存款年利率較該利率為低。因此，比較自ECI Metro之應收利息收入及銀行提供之美元定期存款之利息收入後，董事認為向ECI Metro借出上述現金貸款，對　貴集團而言，較為有利。

董事告知，於最後實際可行日期，ECI Metro尚未落實就ECI Metro另一股東同意促使相等貸款額之協議條款。然而，ECI Metro之董事告知董事，彼等將促使該項貸款之條款與貸款協議之條款相類似。

經考慮上述理由後，吾等認為貸款協議之條款乃屬公平及合理並符合　貴公司及股東整體之利益。

(4)　貸款協議之財務影響

下列乃董事預期簽訂貸款協議對　貴集團之財務影響：

(a)　資本負債比率

EKCM已促使　貴集團之一家共同控制企業向ECI Metro貸款達約22,700,000美元。其餘貸款約6,300,000美元將由　貴集團內部資源支付。因此，董事並不預期該貸款會對　貴集團的資本負債比率（即總借貸除以總股權）有任何即時重大影響。

(b)　營運資本

於二零零八年十二月三十一日，貴集團之現金及現金等值約12,500,000美元。貴集團之現金結餘將因由　貴集團內部資源支取之該貸款金額(目前預計最高約6,300,000美元，部份將被向ECI Metro收取之利息抵銷)而減少，直至ECI Metro全數償還該貸款金額。

(c)　資產淨值

董事不認為貸款協議對　貴集團之資產淨值有任何即時重大影響。

(d)　盈利

董事預期　貴集團之盈利將因收取ECI Metro之利息而增加。

經考慮到(i)預期資本負債比率及資產淨值概無即時重大影響，以及　貴集團盈利將因收取ECI Metro之利息而增加；(ii) ECI Metro集團之營運資本需求；及(iii)於中國工程機械業務之展望，董事認為減少　貴集團之現金結餘直至ECI Metro全數償還貸款乃可接受。

推薦意見

經考慮上述主要因素及理由後，吾等認為，簽訂貸款協議乃按一般商業條款訂立，符合日常業務，屬公平合理且符合　貴公司及股東之整體利益。

此致

卜蜂國際有限公司
獨立董事委員會及列位獨立股東　台照

代表
滙富融資有限公司
執行董事
朱達凱
謹啟

二零零九年五月十二日

1. 債務

於二零零九年三月三十一日(即本通函付印前就此債務聲明而言之最後實際可行日期),本集團有未償還無抵押借款約15,412,000美元。

於二零零九年三月三十一日,本集團就授予共同控制企業之授信額度提供約30,550,000美元之擔保。

除上文所述或本通函其他章節所述者及除本集團內公司間負債及日常業務過程中之一般應付賬項及應付票據外,本集團於二零零九年三月三十一日營業時間結束時概無任何未償還按揭、抵押、債券、借貸資本及透支或其他類似債務、融資租賃或租購承擔、承兑信貸之承兑負債或其他重大或然負債之任何擔保。

2. 營運資金

董事認為,經計及本集團可動用之信貸及內部財務資源後,本集團具備足夠營運資金以應付本通函日期起計最少十二個月所需。

3. 重大不利變動

於最後實際可行日期,董事會確認自二零零八年十二月三十一日(即本集團最近期刊發經審核綜合財務報表之結算日)起本集團之財務或貿易狀況或前景概無任何重大不利變動。

4. 本集團財務及經營前景

於二零零九年,營商環境可能依然充滿挑戰。本集團將繼續投放資源,研發及改善其金霉素及摩托車產品、發掘市場新的增長點,同時透過成本控制及改善生產管理,以達到更佳的生產效益。配合中國政府一系列擴大內需的政策,如「家電下鄉」及降低小型汽車購置税等,本集團正加強其銷售力度,提升國內銷售。在原材料價格及人民幣匯價回穩,以及國家的促進國內及海外市場銷售政策支持下,本集團會因時制宜,與商業夥伴靈活合作,提供優質的產品及服務。

本公司相信,國務院於二零零八年十一月宣布推出的四萬億元人民幣的經濟刺激方案內的措施,當中包括加快鐵路、公路及機場等重大基礎建設,以及加快四川地震災後重建各項工作,將為ECI Metro集團締造不少商機,故此預期可於二零零九年及以後取得更佳的盈利。

1. 責任聲明

本通函載有就遵守上市規則之規定而提供有關本公司資料之詳情。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏其他事實，致使本通函所載任何內容產生誤導。

2. 董事及主要行政人員於股份、相關股份或債券中之權益及淡倉

於最後實際可行日期，本公司董事及主要行政人員於本公司或任何聯繫公司（定義見證券條例第XV部份）之股份、相關股份及債券中擁有根據證券條例第XV部第7及第8分部（包括根據證券條例之該等條款被當作或視為由彼等擁有之權益或淡倉）須知會本公司及聯交所之權益或淡倉，或根據證券條例第352條須記錄於該條所述之登記冊或須根據上市公司董事進行證券交易的標準守則規定已知會本公司及聯交所之權益或淡倉如下：

董事於本公司之購股權之權益

根據本公司於二零零二年十一月二十六日採納之購股權計劃（「該計劃」），授出購股權予若干董事。於最後實際可行日期，董事根據該計劃有權認購股份之權益如下：

董事名稱	授出日期	於最後實際可行日期行使購股權可授出股份數目	購股權每股行使價 *(港元)*	本公司已發行股本之概約百份比 *(%)*
謝中民先生	二零零三年二月二十六日	12,800,000	0.3900	0.4429
	二零零四年五月三日	12,800,000	0.3900	0.4429
	二零零五年五月十九日	12,000,000	0.3540	0.4153
謝國民先生	二零零三年二月二十六日	12,800,000	0.3900	0.4429
	二零零四年五月三日	12,800,000	0.3900	0.4429
	二零零五年五月十九日	12,000,000	0.3540	0.4153
李紹祝先生	二零零三年二月二十六日	21,584,807	0.3900	0.7469
	二零零四年五月三日	20,000,000	0.3900	0.6921
	二零零五年五月十九日	21,000,000	0.3540	0.7267

董事名稱	授出日期	於最後實際可行日期行使購股權可授出股份數目	購股權每股行使價 (港元)	本公司已發行股本之概約百分比 (%)
謝克俊先生	二零零五年五月十九日	21,000,000	0.3540	0.7267
何平僊先生	二零零三年二月二十六日	21,584,807	0.3900	0.7469
	二零零四年五月三日	20,000,000	0.3900	0.6921
	二零零五年五月十九日	21,000,000	0.3540	0.7267

除上文披露者外，於最後實際可行日期，本公司董事及主要行政人員概無於本公司或其任何聯繫公司（定義見證券條例第XV部）之股份、相關股份或債券中擁有根據證券條例第XV部第7及第8分部之規定須知會本公司及聯交所之任何權益或淡倉（包括根據該等證券條例之規定當作或視作擁有之權益或淡倉）；或根據證券條例第352條規定須記錄於該條所述之登記冊之任何權益或淡倉；或根據上市公司董事進行證券交易的標準守則規定須知會本公司及聯交所之任何權益或淡倉。

3. 根據證券條例須予披露擁有權益或淡倉之人士及主要股東

於最後實際可行日期，下列人士（董事及主要行政人員除外）於本公司股份或相關股份中擁有根據證券條例第XV部第2及第3分部之規定須向本公司披露之權益或淡倉；或直接或間接擁有在任何情況下於本集團任何其他成員公司股東大會上具投票權之任何類別股本面值10%或以上權益：

股東名稱	權益資格／性質	*附註*	股份數目 *附註1*	本公司已發行股本之概約百分比 (%)
CPI Holding	實益擁有者	2	1,004,014,695 (L)	34.74
C.P. Intertrade Co., Ltd.	控制公司權益	2	1,004,014,695 (L)	34.74

股東名稱	權益資格／性質	*附註*	股份數目 *附註1*	本公司已發行股本之概約百分比 *(%)*
Worth Access	實益擁有者	3	481,250,000 (L)	16.65
Charoen Pokphand Holding Company Limited	控制公司權益	3	481,250,000 (L)	16.65
Charoen Pokphand Group Company Limited	控制公司權益	3	481,250,000 (L)	16.65

附註：

1. 「L」代表好倉。

2. CPI Holding實益擁有1,004,014,695股股份。C.P. Intertrade Co., Ltd.亦憑藉擁有CPI Holding之股權，故同樣擁有該等股份之權益。

3. Worth Access實益擁有481,250,000股股份。Charoen Pokphand Holding Company Limited憑藉擁有Worth Access之股權，故同樣擁有該等股份之權益。同時，Charoen Pokphand Group Company Limited亦憑藉擁有Charoen Pokphand Holding Company Limited之股權，故同樣擁有該等數目之股份。

除上文所披露者外，據董事所知，於最後實際可行日期，概無人士（非本公司之董事及主要行政人員）於本公司股份及相關股份中擁有根據證券條例第XV部第2及第3分部之規定須向本公司披露之權益或淡倉，或直接或間接擁有在任何情況下於本集團任何其他成員公司之股東大會上具投票權之任何類別股本面值10%或以上權益。

4. 競爭權益

於最後實際可行日期，董事概不知悉任何董事持有任何與本集團業務直接或間接或有可能存在競爭之業務（按上市規則下需作披露）的權益。

5. 服務合約

於最後實際可行日期，董事或建議董事概無與本公司及本集團之任何其他成員公司簽訂現有或擬訂中之服務合約（不包括於一年內期滿或可由公司終止合約時而無須作出賠償（法定賠償除外）之合約）。

6. 訴訟

於最後實際可行日期，本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁，且據董事所知，本公司或其任何附屬公司亦無任何尚未了結或面臨之重大訴訟或索償。

7. 資產權益

就董事所知，於最後實際可行日期，董事或於以下第9段「專家資歷及同意書」所列專家概無於本集團任何成員公司自二零零八年十二月三十一日(本集團最近期刊發的經審核綜合財務報表的編製日期)以來所收購或出售或租用，或擬收購或出售或租用之任何重要資產中擁有任何直接或間接權益。

董事概無就本集團整體之業務而言屬重大之任何合約或安排(於本通函日期仍屬有效)中擁有任何重大權益。

8. 重大合約

除下文所披露者外，本公司或其附屬公司概無於緊接本通函之日期前兩年訂立，其性質屬或可能屬重大合約(於日常業務中訂立之合約除外)：

(a) 日期為二零零七年七月四日由EKCM就ECI Metro集團於二零零九年七月一日或之前欠付卡特融資之當時及將來之負債向卡特融資作出最高上限至19,000,000美元之擔保；

(b) 由正大(中國)投資有限公司(「正大投資」)及成都中際投資有限公司(「成都中際」)於二零零七年十二月三日簽訂有關成立樂山正大農業科技有限公司，投資總額為人民幣28,000,000元及註冊資本為人民幣20,000,000元，由正大投資及成都中際分別按80%及20%比例持有之合營協議。於截至二零零八年十二月三十一日止財政年度內，正大投資終止為本公司附屬公司；

(c) 由本公司及正大生物科技有限公司於二零零七年十二月二十日簽訂有關由本公司以代價369,484美元出售江蘇正大種子有限公司60%權益予正大生物科技有限公司之股權轉讓協議；

(d) 由CP China Investment Limited及本公司於二零零八年四月十八日簽訂有關由本公司以總代價102,800,000美元出售(i)正大(中國)農牧有限公司(「正大農牧」)、統傑投資有限公司及C.T. Progressive (Investment) Ltd.之全部已發行股本及正大投資之全部股本權益，及(ii)本公司向正大農牧之總墊款之全部權益之出售協議；

(e) 修訂協議；及

(f) 貸款協議。

9. 專家資歷及同意書

以下為提供載於本通函內之信函之專家資歷：

名稱	資歷	意見或建議之性質	意見日期
滙富	一間從事根據證券條例附表5所載之第1類(證券交易)及第6類(就機構融資提供意見)受規管活動之持牌法團	致獨立董事委員會及獨立股東之信函	二零零九年五月十二日

滙富已就本通函之刊發及以其現有形式及內容載列其函件及引述其名稱發出同意書，且迄今並無撤回其同意書。

於最後實際可行日期，滙富並無於本公司或本集團任何其他成員公司之股份中擁有任何權益，且並無擁有任何可認購或提名他人認購本公司或本集團任何其他成員公司之股份之權利或購股權(不論是否可依法強制執行)。

10. 雜項

(a) 本公司之註冊辦事處為Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda及主要營業地點為香港夏慤道16號遠東金融中心21樓。

(b) 本公司於香港之股份過戶登記分處為香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716號舖。

(c) 本公司之合資格會計師為黃佩珊小姐，彼為香港會計師公會及英格蘭及威爾斯特許會計師公會之會員及特許公認會計師公會之資深會員。

(d) 本公司之秘書為陳佩珊小姐。彼為特許秘書及行政人員公會及香港特許秘書公會之會員。

(e) 本通函備有中英文本，如有任何偏差，惟應以英文本為準。

11. 備查文件

下列文件之副本於二零零九年五月二十九日或之前，可於正常辦公時間內於本公司於香港之主要營業地點，香港夏慤道16號遠東金融中心21樓供查閱：

(a) 本公司之組織章程大綱及細則；

(b) 獨立董事委員會函件，其內容已載列於本通函第8頁；

(c) 滙富函件，其內容已載列於本通函第9至14頁；

(d) 本附錄中「專家資歷及同意書」一段內滙富之書面同意書；

(e) 截至二零零八年十二月三十一日止兩個年度各年之本公司年報；及

(f) 本附錄「重大合約」一段內所述之重大合約。